UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SANTANDER HOLDINGS USA, INC.
(Exact name of Registrant as specified in its charter)

Virginia	23-2453088
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

75 State Street, Boston
Massachusetts 02109
Telephone: (800) 493-8219
(Address of principal executive offices) (Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series H	New York Stock Exchange
Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series I	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:
None

EXPLANATORY NOTE

On February 3, 2026, Banco Santander, S.A. (“Banco Santander”), a Spanish sociedad anónima, which owns all of the outstanding shares of capital stock of Santander Holdings USA, Inc., a Virginia corporation (“SHUSA” or the “Registrant”), entered into a Transaction Agreement (the “Transaction Agreement”) with Webster Financial Corporation, a Delaware corporation (“Webster”), which owns all of the outstanding shares of capital stock of Webster Bank, National Association, and a wholly-owned subsidiary of Webster incorporated in the Commonwealth of Virginia (“Webster Virginia”). Among other things, the Transaction Agreement provides for the merger of Webster with and into Webster Virginia, with Webster Virginia continuing as the surviving corporation in such merger transaction (the “Reincorporation Merger”), and, immediately afterwards, the acquisition by Banco Santander of all outstanding shares of Webster Virginia common stock through a statutory share exchange, all subject to the terms and conditions of the Transaction Agreement (the “Share Exchange” and, together with the Reincorporation Merger, the “HoldCo Transactions”).

By virtue of the Reincorporation Merger, among other things, (i) each share of 5.25% Non-Cumulative Perpetual Preferred Stock, Series F, par value $0.01 per share, of Webster (the “Webster Series F Preferred Stock”) issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than shares held in treasury) will be automatically converted into one share of 5.25% Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of Webster Virginia (the “Webster Virginia Series A Preferred Stock”), (ii) each depositary share representing a 1/1000th interest in a share of the Webster Series F Preferred Stock (the “Webster Series F Depositary Shares”) will become a depositary share representing a 1/1000th interest in a share of the Webster Virginia Series a Preferred Stock (the “Webster Virginia Series A Depositary Shares”), (iii) each share of 6.50% Non-Cumulative Perpetual Preferred Stock, Series G, par value $0.01 per share, of Webster (the “Webster Series G Preferred Stock”) issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than shares held in treasury) will be automatically converted into one share of 6.50% Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share, of Webster Virginia (the “Webster Virginia Series B Preferred Stock”) and (iv) each depositary share representing a 1/40th interest in a share of the Webster Series G Preferred Stock (the “Webster Series G Depositary Shares”) will become a depositary share representing a 1/40th interest in a share of the Webster Virginia Series B Preferred Stock (the “Webster Virginia Series B Depositary Shares”).

Immediately following the completion of the HoldCo Transactions, Banco Santander will contribute all outstanding shares of Webster Virginia common stock to SHUSA (the “Webster Virginia Contribution”). Additionally, immediately following the completion of the Webster Virginia Contribution, Banco Santander will merge Webster Virginia with and into SHUSA, with SHUSA continuing as the surviving corporation in such merger (the “IHC Merger” and, together with the HoldCo Transactions and the Webster Virginia Contribution, the “Transaction”). All the Transaction steps are expected to be completed on August 20, 2026.

By virtue of the IHC Merger, among other things, (i) each share of Webster Virginia Series A Preferred Stock issued and outstanding immediately prior to the effective time of the IHC Merger (other than shares held in treasury) will be automatically converted into the right to receive one share of Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series H, par value $0.01 per share, of SHUSA (the “Series H Preferred Stock”), (ii) each Webster Virginia Series A Depositary Share will become a depositary share representing a 1/1000th interest in a share of the Series H Preferred Stock (the “Series H Depositary Shares”), (iii) each share of Webster Virginia Series B Preferred Stock issued and outstanding immediately prior to the effective time of the IHC Merger (other than shares held in treasury) will be automatically converted into the right to receive one share of Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series I, par value $0.01 per share, of SHUSA (the “Series I Preferred Stock”) and (iv) each Webster Virginia Series B Depositary Share will become a depositary share representing a 1/40th interest in a share of the Series I Preferred Stock (the “Series I Depositary Shares”).

The securities to be registered hereby are the Series H Depositary Shares and the Series I Depositary Shares of the Registrant.

Item 1. Description of Registrant’s Securities to be Registered.

Description of Series H Preferred Stock

The following is a brief description of the material terms of the Series H Preferred Stock. The following summary of the terms and provisions of the Series H Preferred Stock does not purport to be complete in all respects and is qualified in its entirety by reference to the pertinent sections of our Articles of Incorporation (as amended from time to time, our “Articles of Incorporation”), our Bylaws and applicable law, because they, and not this summary, define the rights of holders of shares of our Series H Preferred Stock.

General

The Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series H, will be a single series of our authorized preferred stock. We will issue 6,000,000 Series H Depositary Shares, representing 6,000 shares of Series H Preferred Stock. Shares of Series H Preferred Stock will be fully paid and nonassessable. The depositary will be the sole holder of shares of Series H Preferred Stock. The holders of Series H Depositary Shares will be required to exercise their proportional rights in the Series H Preferred Stock through the depositary, as described herein.

With respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up of our business and affairs, the Series H Preferred Stock will rank (i) senior to our common stock and each other series of preferred stock we may issue (unless expressly provided otherwise in our Articles of Incorporation), (ii) pari passu with each other series of our preferred stock which is expressly provided in our Articles of Incorporation to rank pari passu with the Series H Preferred Stock and (iii) junior to all existing and future indebtedness and other non-equity claims on us, and to each other series of our preferred stock which is expressly provided in our Articles of Incorporation to rank senior to the Series H Preferred Stock.

The Series H Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of our capital stock or other securities. The Series H Preferred Stock will be perpetual and have no maturity date.

Dividends

Dividends on the Series H Preferred Stock will not be cumulative or mandatory. If our board of directors (or a duly authorized committee of our board of directors) does not declare a dividend on the Series H Preferred Stock in respect of a dividend period, then no dividend shall be deemed to have accrued for such dividend period and no dividend shall be payable on the applicable dividend payment date, and we will have no obligation to pay any dividend for such dividend period, whether or not our board of directors (or a duly authorized committee of our board of directors) declares a dividend for any future dividend period with respect to the Series H Preferred Stock or at any future time with respect to any other class or series of our capital stock.

References to the “accrual” (or similar terms) of dividends in this “Description of Series H Preferred Stock” refer only to the determination of the amount of such dividend and do not imply that any right to a dividend arises prior to the date on which a dividend is declared.

Holders of Series H Preferred Stock will be entitled to receive, when, as and if declared by our board of directors (or a duly authorized committee of our board of directors), out of assets legally available under the Code of Virginia, non–cumulative cash dividends at a rate equal to 5.25% of the Series H Liquidation Amount ($25,000.00 per share of Series H Preferred Stock) per annum, payable in arrears, on each dividend payment date with respect to the dividend period (or portion thereof) ending on the day preceding such respective dividend payment date.

Dividends payable on the Series H Preferred Stock on any dividend payment date shall be payable to holders of record of Series H Preferred Stock as they appear on our stock register on the applicable record date, which shall be the 15th calendar day before the applicable dividend payment date, or such other record date, no more than 60 calendar days nor less than 10 calendar days before the applicable dividend payment date, as shall be fixed by our board of directors (or a duly authorized committee of our board of directors) (the “Dividend Record Date”). A Dividend Record Date established for the Series H Preferred Stock need not be a business day. A business day means each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York, New York are generally authorized or obligated by law or executive order to close.

Dividends payable on Series H Preferred Stock shall be computed on the basis of a 360–day year consisting of twelve 30–day months. Dollar amounts resulting from that calculation shall be rounded to the nearest cent, with one–half cent being rounded upward. We will not pay interest or any sum of money instead of interest on any dividend payment that may be in arrears on the Series H Preferred Stock.

Dividends on the Series H Preferred Stock will cease to accrue on the Redemption Date, if any, as described below under “—Redemption.”

As used in this “Description of Series H Preferred Stock”:

•	“dividend period” means the period from and including a dividend payment date to, but excluding, the next dividend payment date, except that the initial dividend period shall commence on and include June 15, 2026; and

•	“dividend payment date” means March 15, June 15, September 15 and December 15 of each year, commencing September 15, 2026; provided, however, that if any such date falls on a day other than a business day, then such date shall nevertheless be a dividend payment date, but dividends on the Series H Preferred Stock, when, as and if declared, shall be paid on the next succeeding business day (without adjustment in the amount of the dividend per share of Series H Preferred Stock).

Priority Regarding Dividends

So long as any share of Series H Preferred Stock remains outstanding, unless (1) the full dividends for the most recently completed dividend period have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on all outstanding shares of Series H Preferred Stock and (2) we are not in default on our obligation to redeem any shares of Series H Preferred Stock that have been called for redemption:

•	no dividend shall be declared, paid or set aside for payment, and no distribution shall be declared, made or set aside for payment, on any junior stock, other than (i) a dividend payable solely in junior stock or (ii) any dividend in connection with the implementation of a shareholders’ rights plan, or the redemption or repurchase of any rights under any such plan;

•	no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of junior stock for or into other junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions or other acquisitions of shares of junior stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us; and

•	no shares of dividend parity stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, during a dividend period, other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series H Preferred Stock and such dividend parity stock, (ii) as a result of a reclassification of dividend parity stock for or into other dividend parity stock, (iii) the exchange or conversion of dividend parity stock for or into other dividend parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of dividend parity stock, (v) purchases of shares of dividend parity stock pursuant to a contractually binding requirement to buy dividend parity stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of dividend parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us.

When dividends are not paid in full upon the shares of Series H Preferred Stock and any dividend parity stock, all dividends paid or declared for payment on a dividend payment date with respect to the Series H Preferred Stock and the dividend parity stock will be shared based on the ratio between the then–current dividends due on shares of Series H Preferred Stock and (i) in the case of any series of non–cumulative dividend parity stock, the aggregate of the current and unpaid dividends due on such series of preferred stock and (ii) in the case of any series of cumulative dividend parity stock, the aggregate of the current and accumulated and unpaid dividends due on such series of preferred stock.

Subject to the foregoing, and not otherwise, dividends (payable in cash, securities or otherwise) as may be determined by our board of directors (or a duly authorized committee of our board of directors) may be declared and paid on any class or series of junior stock or any dividend parity stock from time to time out of any assets legally available therefor, and the holders of Series H Preferred Stock will not be entitled to participate in any such dividend. Holders of the Series H Preferred Stock will not be entitled to receive any dividends not declared by our board of directors (or a duly authorized committee of our board of directors) and no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend not so declared.

As used in this “Description of Series H Preferred Stock”:

•	“junior stock” means (1) our common stock and (2) any other class or series of our capital stock now or hereafter authorized, issued or outstanding, other than the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock and the Series I Preferred Stock (in each case, as defined in our Articles of Incorporation), that, by its terms, does not expressly provide that it ranks pari passu with or senior to the Series H Preferred Stock as to (i) payment of dividends and (ii) distributions upon our liquidation, dissolution or winding–up; and

•	“dividend parity stock” means the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series I Preferred Stock (in each case, as defined in our Articles of Incorporation), and any other class or series of our capital stock now or hereafter authorized, issued or outstanding that, by its terms, expressly provides that it ranks pari passu with the Series H Preferred Stock as to the payment of dividends (regardless of whether such capital stock bears dividends on a non–cumulative or cumulative basis).

Restrictions on the Payment of Dividends

The payment of dividends on the Series H Preferred Stock will be subject to the priority provisions and other restrictions described above. Our ability to pay dividends on the Series H Preferred Stock will also be dependent on our ability to receive dividends from our subsidiaries.

Further, dividends on the Series H Preferred Stock will not be declared, paid or set aside for payment if we fail to comply, or if and to the extent such act would cause us to fail to comply, with applicable laws and regulations, including any capital adequacy rules or regulations of the Board of Governors of the Federal Reserve (the “Federal Reserve”) (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency (as defined in Section 3(q) of the Federal Deposit Insurance Act)). Our Articles of Incorporation will explicitly provide that dividends on the Series H Preferred Stock may not be declared or set aside for payment if and to the extent such dividends would cause us to fail to comply with the applicable capital adequacy rules.

In addition, under Virginia law, no dividend or distribution may be made if, after giving effect to such dividend or distribution, (i) we would not be able to pay our debts as they become due in the usual course of business or (ii) our total assets would be less than the sum of our total liabilities plus (unless our Articles of Incorporation permit otherwise) the amount that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of our shareholders whose preferential rights are superior to those receiving the distribution.

Redemption

No Mandatory Redemption

The Series H Preferred Stock will be perpetual and have no maturity date. The Series H Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions.

Neither the holders of Series H Preferred Stock nor holders of Series H Depositary Shares will have the right to require the redemption or repurchase of the Series H Preferred Stock.

Optional Redemption

We may redeem the Series H Preferred Stock at our option, subject to approval from the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any appropriate federal banking agency), through a resolution duly adopted by our board of directors (or a duly authorized committee of our board of directors), (1) in whole or in part, from time to time, on any dividend payment date or (2) in whole, but not in part, at any time following the occurrence of a regulatory capital treatment event. Holders of Series H Preferred Stock shall have no right to require the redemption or repurchase of the Series H Preferred Stock. The Redemption Price shall be payable to the holder of any shares of Series H Preferred Stock redeemed on the date fixed for such redemption (the “Redemption Date”) against the surrender of the certificate(s) evidencing such shares to us or our agent, if the shares of Series H Preferred Stock are issued in certificated form. Any declared but unpaid dividends payable on a Redemption Date that occurs subsequent to the Dividend Record Date for a dividend period shall not be paid to the holder of Series H Preferred Stock entitled to receive the Redemption Price on the Redemption Date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the dividend payment date.

As used in this “Description of Series H Preferred Stock”:

•	“Redemption Price” means an amount equal to the Series H Liquidation Amount plus (except as provided herein) the per share amount of any accrued and unpaid dividends on the Series H Preferred Stock prior to the Redemption Date (but with no amount in respect of any dividends that have not been declared prior to the Redemption Date); and

•	“regulatory capital treatment event” means our good faith determination that, as a result of (1) any amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective (or will become effective) after the initial issuance of any share of the Series H Preferred Stock or (2) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of the Series H Preferred Stock, there is more than an insubstantial risk that we will not be entitled to treat the full liquidation value of the shares of the Series H Preferred Stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy rules or regulations promulgated by the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of the Series H Preferred Stock is outstanding.

Redemption Procedures and Limitations

If any shares of Series H Preferred Stock are redeemed, the redemption price payable to the holder of any shares called for redemption will be payable on the applicable Redemption Date against the surrender to us or our agent of any certificate(s) evidencing the shares called for redemption. Any declared but unpaid dividends payable on a Redemption Date but occurring after the dividend record date for any dividend period shall not be paid to the holder of Series H Preferred Stock entitled to receive the redemption price, but will instead be paid to the holder of record of the redeemed shares on the dividend record date relating to the applicable dividend payment date.

If any shares of Series H Preferred Stock are to be redeemed, a notice of redemption shall be given by first class mail to the holders of record of Series H Preferred Stock to be redeemed at their respective last addresses as shown on our records (provided that, if Series H Preferred Stock is held in book-entry form through the Depository Trust Company (“DTC”), we may give such notice in any manner permitted by DTC). Such notice shall be mailed at least 30 days and no more than 60 days before the applicable Redemption Date for such shares. Each such notice of redemption shall include a statement setting forth:

•	the Redemption Date for such shares of Series H Preferred Stock;

•	the number of shares of Series H Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder;

•	the Redemption Price; and

•	the place or places where the certificates evidencing shares of Series H Preferred Stock are to be surrendered for payment of the Redemption Price.

Any notice of redemption mailed or otherwise delivered as described above shall be conclusively presumed to have been duly given, whether or not any holder of Series H Preferred Stock receives such notice. Failure to duly give notice by mail or otherwise, or any defect in such notice, to any holder of shares of Series H Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series H Preferred Stock.

In case of any redemption of only part of the shares of Series H Preferred Stock at the time outstanding, the shares of Series H Preferred Stock to be redeemed shall be selected either pro rata or by lot.

If notice of redemption has been duly given and if, on or before the Redemption Date specified in such notice, we have set aside all funds necessary for the redemption, separate and apart from our other assets, in trust for the pro rata benefit of the holders of the shares of Series H Preferred Stock called for redemption, so as to be and continue to be available therefor, or deposited with a bank or trust company selected by our board of directors (or any duly authorized committee of our board of directors) (the “redemption depository”) in trust for the pro rata benefit of the holders of the shares of Series H Preferred Stock called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the Redemption Date all shares of Series H Preferred Stock called for redemption shall cease to be outstanding, all dividends with respect to such shares of Series H Preferred Stock shall cease to accrue after the Redemption Date, and all rights with respect to such shares shall forthwith on such Redemption Date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from the redemption depository at any time after the Redemption Date from the funds so deposited, without interest. We shall be entitled to receive, from time to time, from the redemption depository any interest accrued on such funds, and the holders of any shares called for redemption shall have no claim to any such interest. Any funds so deposited and unclaimed at the end of three years from the applicable Redemption Date shall, to the extent permitted by law, be released or repaid to us, and, in the event of such repayment, the holders of record of the shares of Series H Preferred Stock called for redemption shall be deemed to be our unsecured creditors for an amount equivalent to the amount deposited as stated above for the redemption of such shares and so repaid to us, but shall in no event be entitled to any interest.

Under the Federal Reserve’s current risk-based capital rules applicable to bank holding companies, any redemption of the Series H Preferred Stock will be subject to prior approval by the Federal Reserve. Our Articles of Incorporation will explicitly provide that any redemption of the Series H Preferred Stock will be subject to our receipt of any required prior approval by the Federal Reserve and to the satisfaction of any conditions set forth in the capital rules or regulations of the Federal Reserve applicable to redemption of the Series H Preferred Stock. In addition, under such rules, we may not redeem the Series H Preferred Stock unless it is replaced with an equal amount of other Tier 1 capital instruments or unless we can demonstrate to the satisfaction of the Federal Reserve that, following redemption, we will continue to hold capital commensurate with our risk.

See below “Description of Series H Depositary Shares—Redemption of Series H Depositary Shares” for information about redemption of the Series H Depositary Shares relating to the Series H Preferred Stock.

Liquidation Rights

In the event we liquidate, dissolve or wind-up our business and affairs, either voluntarily or involuntarily, holders of Series H Preferred Stock shall be entitled to receive out of our assets or proceeds thereof available for distribution to our shareholders, after satisfaction of liabilities and obligations to creditors and subject to the rights of holders of any securities ranking senior to Series H Preferred Stock with respect to distributions upon our voluntary or involuntary liquidation, dissolution or winding-up, before any distribution of assets is made to holders of our common stock or any other class or series of shares ranking junior to the Series H Preferred Stock with respect to distributions upon our liquidation, dissolution or winding-up, a liquidating distribution in an amount equal to (1) the Series H Liquidation Amount plus (2) the per share amount of any accrued and unpaid dividends on the Series H Preferred Stock prior to the date of payment of such liquidating distribution. After payment of the full amount of such liquidating distribution, the holders of Series H Preferred Stock shall not be entitled to any further participation in any distribution of our assets.

In any such distribution, if our assets or the proceeds thereof are not sufficient to pay in full the liquidation preference to all holders of Series H Preferred Stock and all holders of liquidation parity stock, the amounts paid to the holders of Series H Preferred Stock and to the holders of all liquidation parity stock shall be paid pro rata in accordance with the respective aggregate liquidation preferences of the Series H Preferred Stock and all other series of liquidation parity stock.

If the liquidation preference has been paid in full to all holders of Series H Preferred Stock and all corresponding amounts have been paid in full on all liquidation parity stock, if any, the holders of our common stock or any other class or series of shares ranking junior to the Series H Preferred Stock with respect to distributions upon our liquidation, dissolution or winding-up shall be entitled to receive all our remaining assets or the proceeds thereof according to their respective rights and preferences.

Our merger or consolidation with any other entity, including a merger or consolidation in which the holders of Series H Preferred Stock receive cash, securities or property for their shares, or the sale, lease or exchange of all or substantially all of our assets (for cash, securities or other property), shall not constitute a liquidation, dissolution or winding-up of our business or affairs.

As used in this “Description of Series H Preferred Stock”:

•	“liquidation parity stock” means the Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series I Preferred Stock (in each case, as defined under our Articles of Incorporation) and any other class or series of our capital stock now or hereafter authorized, issued or outstanding that, by its terms, expressly provides that it ranks pari passu with the Series H Preferred Stock as to the payment of distributions upon our liquidation, dissolution or winding-up; and

•	“liquidation preference” means, with respect to any class or series of our capital stock, the amount otherwise payable upon such class or series of capital stock in connection with any distribution upon our liquidation, dissolution or winding-up (assuming no limitation on our assets available for such distribution), including an amount equal to any declared but unpaid dividends (and, in the case of any holder of capital stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable).

Voting Rights

General

Except as provided below or as expressly required by law, the holders of shares of Series H Preferred Stock will have no voting power, and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of our capital stock, and will not be entitled to participate in meetings of holders of our common stock or to call a meeting of the holders of any one or more series or classes of our capital stock for any purpose. Each holder of Series H Preferred Stock will have one vote per share (except as otherwise indicated below) on any matter on which holders of Series H Preferred Stock will be entitled to vote, including when acting by written consent.

All voting rights conferred on the Series H Preferred Stock shall not apply if, at or prior to the time when the act with respect to which such vote or consent would otherwise be required shall be effected, all outstanding shares of Series H Preferred Stock have been redeemed or called for redemption upon proper notice, and sufficient funds for the redemption have been set aside.

Right to Elect Two Directors upon Non-payment

If and when dividends on the Series H Preferred Stock have not been declared and paid in an aggregate amount in full for at least six quarterly dividend periods (whether or not consecutive) (a “non-payment event”), the authorized number of directors then constituting our board of directors will automatically be increased by two. Holders of the Series H Preferred Stock, together with the holders of any outstanding shares of voting preferred stock, voting together as a single class, will be entitled to elect the two additional members of our board of directors (the “preferred stock directors”) at any annual or special meeting of shareholders at which directors are to be elected or any special meeting of the holders of the Series H Preferred Stock and any voting parity stock for which dividends have not been paid, called as provided below; provided that it shall be a qualification for election for any such preferred stock director that the election of such director will not cause us to violate the corporate governance requirements of the New York Stock Exchange (or any other exchange or other trading facility on which our securities may then be listed or traded) that listed or traded companies must have a majority of independent directors; and provided, further, that our board of directors shall, at no time, include more than two such preferred stock directors, including all directors that the holders of any series of voting parity stock are entitled to elect pursuant to their voting rights.

At any time after this voting power has vested as described above, our Corporate Secretary may, and upon the written request of holders of record of at least 20% of the aggregate number of outstanding shares of Series H Preferred Stock and each other series of voting preferred stock which then have the right to exercise voting rights similar to those described above (addressed to our Corporate Secretary) must, call a special meeting of the holders of the Series H Preferred Stock and voting parity stock for the election of the preferred stock directors. Such request for a special meeting will be given in a similar manner to that provided in our Bylaws for a special meeting of the shareholders, or as required by law. If our Corporate Secretary is required to call a meeting but does not do so within 20 days after receipt of any such request, then any holder of Series H Preferred Stock may (at our expense) call such meeting, upon notice as provided in this section, and for that purpose only such holder of Series H Preferred Stock will have access to our list of shareholders. The preferred stock directors elected at any such special meeting will hold office until the next annual meeting of our shareholders unless they have been previously terminated as described below. In case any vacancy occurs among the preferred stock directors, a successor will be elected by our board of directors to serve until the next annual meeting of the shareholders upon the nomination of the then-remaining preferred stock directors or, if none remains in office, by the vote of the holders of record of a majority of the outstanding shares of the Series H Preferred Stock and all voting parity stock for which dividends have not been paid, voting as a single class. Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series H Preferred Stock and all voting parity stock, when they have the voting rights described above (voting together as a single class). The preferred stock directors shall each be entitled to one vote per director on any matter.

When dividends have been paid in full on the Series H Preferred Stock for four consecutive dividend periods after a non-payment event, then the right of the holders of Series H Preferred Stock to elect the preferred stock directors shall cease (but subject always to the same provisions for the vesting of such voting rights in the case of any future non-payment event), and, if and when any rights of holders of Series H Preferred Stock and voting preferred stock to elect the preferred stock directors shall have ceased, the terms of office of all the preferred stock directors shall forthwith terminate and the number of directors constituting our board of directors shall automatically be reduced accordingly.

As used in the “Description of Series H Preferred Stock”:

•	“voting parity stock” means any and all series of dividend parity stock having voting rights to elect directors upon a non-payment event; and

•	“voting preferred stock” means, with regard to any matter as to which the holders of Series H Preferred Stock are entitled to vote, any and all series of dividend parity stock having voting rights to elect directors upon a non-payment event.

Under regulations adopted by the Federal Reserve, if the holders of any series of preferred stock are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities and a company holding 25% or more of the series, or a lesser percentage if it otherwise is deemed by the Federal Reserve to exercise a “controlling influence” over us, will be subject to regulation as a bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain 5% or more of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series of voting securities.

Other Voting Rights

So long as any shares of Series H Preferred Stock remain outstanding, in addition to any other vote or consent of shareholders required by law or our Articles of Incorporation, the affirmative vote or consent of the holders of at least two-thirds of all of the shares of Series H Preferred Stock at the time outstanding and entitled to vote thereon, voting separately as a single class, shall be required to:

•	authorize or increase the authorized amount of, or issue shares of, any class or series of our capital stock ranking senior to the Series H Preferred Stock with respect to payment of dividends or as to distributions upon our liquidation, dissolution or winding-up, or issue any obligation or security convertible into or evidencing the right to purchase any such class or series of our capital stock; or

•	amend the provisions of our Articles of Incorporation so as to materially and adversely affect the special powers, preferences, privileges or rights of the Series H Preferred Stock, taken as a whole.

When determining the application of the supermajority voting rights described above, the authorization, creation and issuance of, or an increase in the authorized or issued amount of, junior stock or any series of preferred stock, or any securities convertible into or exchangeable or exercisable for junior stock or any series of preferred stock, that ranks pari passu with the Series H Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon our liquidation, dissolution or winding-up shall not be deemed to adversely affect the powers, preferences, privileges or rights, and shall not require the affirmative vote or consent of the holders of any outstanding shares of Series H Preferred Stock.

Changes for Clarification

We may, without the vote or consent of the holders of Series H Preferred Stock, amend, alter, supplement or repeal any terms of the Series H Preferred Stock, so long as such action does not adversely affect the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, in order to (i) cure any ambiguity, or to cure, correct or supplement any provision contained in our Articles of Incorporation that may be defective or inconsistent or (ii) make any provision with respect to matters or questions arising with respect to the Series H Preferred Stock that is not inconsistent with the provisions of our Articles of Incorporation.

Depositary, Transfer Agent and Registrar

Broadridge Financial Solutions, Inc. will be the depositary, transfer agent and registrar for the Series H Preferred Stock. We may, in our sole discretion, remove the depositary in accordance with the agreement between us and the depositary; provided that we will appoint a successor depositary who will accept such appointment prior to the effectiveness of its removal.

Description of Series H Depositary Shares

The following is a brief description of the material terms of the Series H Depositary Shares. The following summary does not purport to be complete in all respects and is qualified in its entirety by reference to the pertinent sections of the Series H Deposit Agreement (as defined below), the form of depositary receipts evidencing the Series H Depositary Shares, our Articles of Incorporation, our Bylaws and applicable law, because they, and not this summary, define the rights of holders of our Series H Depositary Shares.

General

We will issue 6,000,000 Series H Depositary Shares representing proportional fractional interests in 6,000 shares of our Series H Preferred Stock. Each Series H Depositary Share will represent a 1/1,000th interest in a share of our Series H Preferred Stock and will be evidenced by depositary receipts. We will deposit the underlying shares of the Series H Preferred Stock with a depositary pursuant to a deposit agreement among us, Broadridge Financial Solutions, Inc., acting as depositary, and the holders from time to time of the depositary receipts evidencing the Series H Depositary Shares (the “Series H Deposit Agreement”). Subject to the terms of the Series H Deposit Agreement, each holder of a Series H Depositary Share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Preferred Stock represented by such Series H Depositary Share, to all the rights and preferences of the Series H Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

In this “Description of Series H Depositary Shares,” references to “holders” of Series H Depositary Shares mean those who will own Series H Depositary Shares registered in their own names on the books that we or the depositary will maintain for this purpose. DTC will be the only registered holder of the depositary receipts representing the Series H Depositary Shares. References to “holders” of Series H Depositary Shares do not include indirect holders who own beneficial interests in Series H Depositary Shares registered in street name or issued in book-entry form through DTC.

Dividends and Other Distributions

Each dividend payable on a Series H Depositary Share will be in an amount equal to 1/1,000th of the dividend declared and payable on the related share of the Series H Preferred Stock.

The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series H Preferred Stock to the record holders of Series H Depositary Shares relating to the underlying Series H Preferred Stock in proportion to the number of Series H Depositary Shares held by the holders. If we make a distribution other than in cash, the depositary will distribute any such amounts of the securities or property received by it to the record holders of Series H Depositary Shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the Series H Depositary Shares.

Record dates for the payment of dividends and other matters relating to the Series H Depositary Shares will be the same as the corresponding record dates for the Series H Preferred Stock.

The amounts distributed to holders of Series H Depositary Shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange or withdrawal of any Series H Depositary Shares or the shares of the Series H Preferred Stock until such taxes or other governmental charges are paid.

Redemption of Series H Depositary Shares

If we redeem the Series H Preferred Stock represented by the Series H Depositary Shares, the Series H Depositary Shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series H Preferred Stock held by the depositary. The redemption price per Series H Depositary Share is expected to be equal to 1/1,000th of the redemption price per share payable with respect to the Series H Preferred Stock (or $25 per Series H Depositary Share), plus the per share amount of any accrued and unpaid dividends on the Series H Preferred Stock prior to the Redemption Date.

Whenever we redeem shares of Series H Preferred Stock held by the depositary, the depositary will redeem, as of the same Redemption Date, the number of Series H Depositary Shares representing shares of Series H Preferred Stock so redeemed. If fewer than all of the outstanding Series H Depositary Shares are redeemed, the depositary will select the Series H Depositary Shares to be redeemed pro rata, by lot or by any other fair and equitable manner as we may decide. The depositary will mail notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the Series H Preferred Stock and the related Series H Depositary Shares.

Voting the Series H Preferred Stock

Because each Series H Depositary Share will represent a 1/1,000th interest in a share of the Series H Preferred Stock, holders of depositary receipts will be entitled to 1/1,000th of a vote per Series H Depositary Share under those limited circumstances in which holders of the Series H Preferred Stock will be entitled to vote.

When the depositary receives notice of any meeting at which the holders of the Series H Preferred Stock will be entitled to vote, if requested in writing and provided with all necessary information and documents, as soon as practicable thereafter, the depositary will mail or transmit by such other method approved by the depositary, in its reasonable discretion, the information contained in the notice to the record holders of the Series H Depositary Shares relating to the Series H Preferred Stock. Each record holder of the Series H Depositary Shares on the record date, which will be the same date as the record date for the Series H Preferred Stock, may instruct the depositary to vote the amount of the Series H Preferred Stock represented by the holder’s Series H Depositary Shares. To the extent possible, the depositary will vote the amount of the Series H Preferred Stock represented by Series H Depositary Shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any Series H Depositary Shares representing the Series H Preferred Stock, it will not vote the amount of the Series H Preferred Stock represented by such Series H Depositary Shares.

Preemptive and Conversion Rights

The holders of the Series H Depositary Shares will not have any preemptive or conversion rights.

Depositary, Transfer Agent and Registrar

Broadridge Financial Solutions, Inc. will be the depositary, transfer agent and registrar for the Series H Depositary Shares.

Form of Series H Preferred Stock and Series H Depositary Shares

The Series H Depositary Shares will be issued in book-entry form through DTC. The Series H Preferred Stock will be issued in registered form to the depositary.

Listing of Series H Depositary Shares

The Series H Depositary Shares are expected to be listed on the New York Stock Exchange under the symbol “SNUS PF H.”

The Series H Deposit Agreement

Amendment and Termination of the Series H Deposit Agreement

We and the depositary may generally amend the form of depositary receipt evidencing the Series H Depositary Shares and any provision of the Series H Deposit Agreement at any time without the consent of the holders of Series H Depositary Shares. However, any amendment (other than any change in the fees of any depositary, depositary’s agent, transfer agent or registrar, as the case may be) that materially and adversely alters the rights of the holders will not be effective unless such amendment has been approved by holders of Series H Depositary Shares representing at least two-thirds of the Series H Depositary Shares then outstanding.

The Series H Deposit Agreement may be terminated by us or the depositary only if:

•	all outstanding Series H Depositary Shares have been redeemed;

•	there has been made a final distribution in respect of the Series H Preferred Stock in connection with our liquidation, dissolution or winding-up, and such distribution has been distributed to the holders of the Series H Depositary Shares; or

•	there has been consent of holders of Series H Depositary Shares representing in the aggregate not less than two-thirds of the Series H Depositary Shares outstanding.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time by providing notice. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. The successor depositary must, generally, be appointed within 60 days after delivery of the notice of resignation or removal and be a person with a principal office in the United States and having a combined capital and surplus (along with its affiliates) of at least $50 million. If a successor is not appointed within 60 days, the outgoing depositary may petition a court to do so.

Miscellaneous

The depositary will not be liable for any delays or failures in performance of its obligations under the Series H Deposit Agreement resulting from acts beyond its reasonable control. The depositary will not be obligated to appear in, prosecute or defend any legal proceeding relating to any Series H Depositary Share or Series H Preferred Stock unless reasonably satisfactory indemnity is furnished.

Description of Series I Preferred Stock

The following is a brief description of the material terms of the Series I Preferred Stock. The following summary of the terms and provisions of the Series I Preferred Stock does not purport to be complete in all respects, and is qualified in its entirety by reference to the pertinent sections of our Articles of Incorporation, our Bylaws and applicable law, because they, and not this summary, define the rights of holders of shares of our Series I Preferred Stock.

General

The Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series I, will be a single series of our authorized preferred stock. We will issue 5,400,000 Series I Depositary Shares, representing 135,000 shares of Series I Preferred Stock. Shares of Series I Preferred Stock will be fully paid and nonassessable. The depositary will be the sole holder of shares of Series I Preferred Stock. The holders of Series I Depositary Shares will be required to exercise their proportional rights in the Series I Preferred Stock through the depositary, as described herein.

With respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up of our business and affairs, the Series I Preferred Stock will rank (i) senior to our common stock, (ii) pari passu with each other series of our preferred stock which is expressly provided in our Articles of Incorporation to rank pari passu with the Series I Preferred Stock and (iii) junior to all existing and future indebtedness and other non-equity claims on us, and to each other series of Series I Preferred Stock which is expressly provided in our Articles of Incorporation to rank senior to the Series I Preferred Stock.

The Series I Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of our capital stock or other securities. The Series I Preferred Stock will be perpetual and have no maturity date.

Dividends

Dividends on the Series I Preferred Stock will not be cumulative or mandatory. If our board of directors (or a duly authorized committee of our board of directors) does not declare a dividend on the Series I Preferred Stock in respect of a dividend period, then no dividend shall be deemed to have accrued for such dividend period and no dividend shall be payable on the applicable dividend payment date, and we will have no obligation to pay any dividend for that dividend period, whether or not our board of directors (or a duly authorized committee of our board of directors) declares a dividend for any future dividend period with respect to the Series I Preferred Stock or at any future time with respect to any other class or series of our capital stock.

Holders of Series I Preferred Stock will be entitled to receive, when, as and if declared by our board of directors (or a duly authorized committee of our board of directors), out of assets legally available under the Code of Virginia, non-cumulative cash dividends at a rate equal to 6.50% of the Series I Liquidation Amount ($1,000 per share of Series I Preferred Stock) per annum, payable in arrears, on each dividend payment date with respect to the dividend period (or portion thereof) ending on the day preceding such respective dividend payment date.

Dividends payable on the Series I Preferred Stock on any dividend payment date shall be payable to holders of record of Series I Preferred Stock as they appear on our stock register on the applicable record date, which shall be the 15th calendar day before the applicable dividend payment date, or such other record date, no more than 60 calendar days nor less than 10 calendar days before the applicable dividend payment date, as shall be fixed by our board of directors (or a duly authorized committee of our board of directors) (the “Dividend Record Date”). A Dividend Record Date established for the Series I Preferred Stock need not be a business day. A business day means each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York, New York are generally authorized or obligated by law or executive order to close.

Dividends payable on Series I Preferred Stock shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from that calculation shall be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series I Preferred Stock shall cease to accrue on the Redemption Date unless we default in the payment of the Redemption Price of the shares of the Series I Preferred Stock called for redemption. We will not pay interest or any sum of money instead of interest on any dividend payment that may be in arrears on the Series I Preferred Stock.

Dividends on the Series I Preferred Stock will cease to accrue on the Redemption Date, if any, as described below under “—Redemption.”

As used in this “Description of Series I Preferred Stock”:

•	“dividend period” means the period from and including a dividend payment date to, but excluding, the next dividend payment date, except that the initial dividend period shall commence on and include July 15, 2026; and

•	“dividend payment date” means January 15, April 15, July 15 and October 15 of each year, commencing with the first such dividend payment date to occur after August 20, 2026; provided, however, that if any such date falls on a day other than a business day, then such date shall nevertheless be a dividend payment date, but dividends on the Series I Preferred Stock, when, as and if declared, shall be paid on the next succeeding business day (without adjustment in the amount of the dividend per share of Series I Preferred Stock).

Priority Regarding Dividends

So long as any share of Series I Preferred Stock remains outstanding, unless (i) the full dividends for the most recently completed dividend period have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on all outstanding shares of Series I Preferred Stock and (ii) we are not in default on our obligation to redeem any shares of Series I Preferred Stock that have been called for redemption:

•	no dividend shall be declared, paid or set aside for payment, and no distribution shall be declared, made or set aside for payment, on any junior stock, other than (i) a dividend payable solely in junior stock or (ii) any dividend in connection with the implementation of a shareholders’ rights plan, or the redemption or repurchase of any rights under any such plan;

•	no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of junior stock for or into other junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan, or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the date of issuance of the Series I Preferred Stock, including under a contractually binding stock repurchase plan (including a so-called Rule 10b5-1(c) purchase plan), or (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us; and

•	no shares of dividend parity stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series I Preferred Stock and such dividend parity stock, (ii) as a result of a reclassification of dividend parity stock for or into other dividend parity stock, (iii) the exchange or conversion of dividend parity stock for or into other dividend parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of dividend parity stock, (v) purchases of shares of dividend parity stock pursuant to a contractually binding requirement to buy dividend parity stock existing prior to the date of issuance of the Series I Preferred Stock, including under a contractually binding stock repurchase plan (including a so-called Rule 10b5-1(c) purchase plan), or (vi) the purchase of fractional interests in shares of dividend parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us.

When dividends are not paid in full upon the shares of Series I Preferred Stock and any dividend parity stock, all dividends paid or declared for payment on a dividend payment date with respect to the Series I Preferred Stock and the dividend parity stock will be shared based on the ratio between the then-current dividends due on shares of Series I Preferred Stock and (i) in the case of any series of non-cumulative dividend parity stock, the aggregate of the current and unpaid dividends due on such series of preferred stock and (ii) in the case of any series of cumulative dividend parity stock, the aggregate of the current and accumulated and unpaid dividends due on such series of preferred stock.

Subject to the foregoing, and not otherwise, dividends (payable in cash, securities or otherwise) as may be determined by our board of directors (or a duly authorized committee of our board of directors) may be declared and paid on any class or series of junior stock or any dividend parity stock from time to time out of any assets legally available therefor, and the holders of Series I Preferred Stock will not be entitled to participate in any such dividend. Holders of the Series I Preferred Stock will not be entitled to receive any dividends not declared by our board of directors (or a duly authorized committee of our board of directors) and no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend not so declared.

As used in this “Description of Series I Preferred Stock”:

•	“junior stock” means (1) our common stock and (2) any other class or series of our capital stock now or hereafter authorized, issued or outstanding other than the Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock (in each case, as defined under our Articles of Incorporation), that, by its terms, does not expressly provide that it ranks pari passu with or senior to the Series I Preferred Stock as to (i) payment of dividends and (ii) distributions upon our liquidation, dissolution or winding-up; and

•	“dividend parity stock” means the Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock (in each case, as defined under our Articles of Incorporation) and any other class or series of our capital stock now or hereafter authorized, issued or outstanding that, by its terms, expressly provides that it ranks pari passu with the Series I Preferred Stock as to the payment of dividends (regardless of whether such capital stock bears dividends on a non-cumulative or cumulative basis).

Restrictions on the Payment of Dividends

The payment of dividends on the Series I Preferred Stock will be subject to the priority provisions and other restrictions described above. Our ability to pay dividends on the Series I Preferred Stock will also be dependent on our ability to receive dividends from our subsidiaries.

Further, dividends on the Series I Preferred Stock will not be declared, paid, or set aside for payment if we fail to comply, or if and to the extent such act would cause us to fail to comply, with applicable laws and regulations, including any capital adequacy rules or regulations of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any appropriate federal banking agency (as defined in Section 3(q) of the Federal Deposit Insurance Act)). Our Articles of Incorporation will explicitly provide that dividends on the Series I Preferred Stock may not be declared or set aside for payment if and to the extent such dividends would cause us to fail to comply with the applicable capital adequacy rules.

In addition, under Virginia law, no dividend or distribution may be made if, after giving effect to such dividend or distribution, (i) we would not be able to pay our debts as they become due in the usual course of business or (ii) our total assets would be less than the sum of our total liabilities plus (unless our Articles of Incorporation permit otherwise) the amount that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of our shareholders whose preferential rights are superior to those receiving the distribution.

Redemption

No Mandatory Redemption

The Series I Preferred Stock will be perpetual and have no maturity date. The Series I Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions.

Neither the holders of Series I Preferred Stock nor holders of Series I Depositary Shares will have the right to require the redemption or repurchase of the Series I Preferred Stock.

Optional Redemption

We may redeem the Series I Preferred Stock at our option, subject to approval from the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any appropriate federal banking agency), through a resolution duly adopted by our board of directors (or a duly authorized committee of our board of directors), (1) in whole or in part, from time to time, on any dividend payment date or (2) in whole, but not in part, at any time following the occurrence of a regulatory capital treatment event. Holders of Series I Preferred Stock shall have no right to require the redemption or repurchase of the Series I Preferred Stock. The Redemption Price shall be payable to the holder of any shares of Series I Preferred Stock redeemed on the date fixed for such redemption (the “Redemption Date”) against the surrender of the certificate(s) evidencing such shares to us or our agent, if the shares of Series I Preferred Stock are issued in certificated form. Any declared but unpaid dividends payable on a Redemption Date that occurs subsequent to the Dividend Record Date for a dividend period shall not be paid to the holder of Series I Preferred Stock entitled to receive the Redemption Price on the Redemption Date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the dividend payment date.

As used in this “Description of Series I Preferred Stock”:

•	“Redemption Price” means an amount equal to the Series I Liquidation Amount plus (except as provided herein) the per share amount of any accrued and unpaid dividends on the Series I Preferred Stock prior to the Redemption Date (but with no amount in respect of any dividends that have not been declared prior to the Redemption Date); and

•	“regulatory capital treatment event” means our good faith determination that, as a result of (1) any amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective (or will become effective) after the initial issuance of any share of the Series I Preferred Stock, or (2) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of the Series I Preferred Stock, there is more than an insubstantial risk that we will not be entitled to treat the full liquidation value of the shares of the Series I Preferred Stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy rules or regulations promulgated by the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of the Series I Preferred Stock is outstanding.

Redemption Procedures and Limitations

If any shares of Series I Preferred Stock are redeemed, the redemption price payable to the holder of any shares called for redemption will be payable on the applicable Redemption Date against the surrender to us or our agent of any certificate(s) evidencing the shares called for redemption. Any declared but unpaid dividends payable on a Redemption Date but occurring after the dividend record date for any dividend period shall not be paid to the holder of Series I Preferred Stock entitled to receive the redemption price, but will instead be paid to the holder of record of the redeemed shares on the dividend record date relating to the applicable dividend payment date.

If any shares of Series I Preferred Stock are to be redeemed, a notice of redemption shall be given by first class mail to the holders of record of Series I Preferred Stock to be redeemed at their respective last addresses as shown on our records (provided that, if Series I Preferred Stock is held in book-entry form through DTC, we may give such notice in any manner permitted by DTC). Such notice shall be mailed at least 30 days and no more than 60 days before the applicable Redemption Date for such shares. Each such notice of redemption shall include a statement setting forth:

•	the Redemption Date for such shares of Series I Preferred Stock;

•	the number of shares of Series I Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder;

•	the Redemption Price; and

•	the place or places where the certificates evidencing shares of Series I Preferred Stock are to be surrendered for payment of the Redemption Price.

Any notice of redemption mailed or otherwise delivered as described above shall be conclusively presumed to have been duly given, whether or not any holder of Series I Preferred Stock receives such notice. Failure to duly give notice by mail or otherwise, or any defect in such notice, to any holder of shares of Series I Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series I Preferred Stock.

In case of any redemption of only part of the shares of Series I Preferred Stock at the time outstanding, the shares of Series I Preferred Stock to be redeemed shall be selected either pro rata, by lot or in such other manner as we (through a resolution duly adopted by our board of directors or a duly authorized committee of our board of directors) may determine to be fair and equitable.

If notice of redemption has been duly given and if, on or before the Redemption Date specified in such notice, we have set aside all funds necessary for the redemption, separate and apart from our other assets, in trust for the pro rata benefit of the holders of the shares of Series I Preferred Stock called for redemption, so as to be and continue to be available therefor, or deposited with a bank or trust company doing business in the Borough of Manhattan, City of New York, and having a capital surplus of at least $500 million and selected by our board of directors (or any duly authorized committee of our board of directors) (the “redemption depository”), in trust for the pro rata benefit of the holders of the shares of Series I Preferred Stock called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the Redemption Date, all shares of Series I Preferred Stock called for redemption shall cease to be outstanding, all dividends with respect to such shares of Series I Preferred Stock shall cease to accrue on and after the Redemption Date, and all rights with respect to such shares shall forthwith on such Redemption Date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from the redemption depository at any time after the Redemption Date from the funds so deposited, without interest. We shall be entitled to receive, from time to time, from the redemption depository any interest accrued on such funds, and the holders of any shares called for redemption shall have no claim to any such interest. Any funds so deposited and unclaimed at the end of three years from the applicable Redemption Date shall, to the extent permitted by law, be released or repaid to us, and, in the event of such repayment, the holders of record of the shares of Series I Preferred Stock called for redemption shall be deemed to be our unsecured creditors for an amount equivalent to the amount deposited as stated above for the redemption of such shares and so repaid to us, but shall in no event be entitled to any interest.

Under the Federal Reserve’s current risk-based capital rules applicable to bank holding companies, any redemption of the Series I Preferred Stock will be subject to prior approval by the Federal Reserve. Our Articles of Incorporation will explicitly provide that any redemption of the Series I Preferred Stock will be subject to our receipt of any required prior approval by the Federal Reserve and to the satisfaction of any conditions set forth in the capital rules or regulations of the Federal Reserve applicable to redemption of the Series I Preferred Stock. In addition, under such rules, we may not redeem the Series I Preferred Stock unless it is replaced with an equal amount of other Tier 1 capital instruments or unless we can demonstrate to the satisfaction of the Federal Reserve that, following redemption, we will continue to hold capital commensurate with our risk.

See below “Description of Series I Depositary Shares—Redemption of Series H Depositary Shares” for information about redemption of the Series I Depositary Shares relating to the Series I Preferred Stock.

Liquidation Rights

In the event we liquidate, dissolve or wind-up our business and affairs, either voluntarily or involuntarily, holders of Series I Preferred Stock shall be entitled to receive out of our assets or proceeds thereof available for distribution to our shareholders, after satisfaction of liabilities and obligations to creditors and subject to the rights of holders of any securities ranking senior to Series I Preferred Stock with respect to distributions upon our voluntary or involuntary liquidation, dissolution or winding-up, before any distribution of assets is made to holders of common stock or any other class or series of our capital stock now or hereafter authorized, issued or outstanding, other than the Series H Preferred Stock, that, by its terms, does not expressly provide that it ranks pari passu with or senior to the Series I Preferred Stock as to distributions upon our liquidation, dissolution or winding-up, a liquidating distribution in an amount equal to (1) the Series I Liquidation Amount plus (2) the per share amount of any accrued and unpaid dividends on the Series I Preferred Stock prior to the date of payment of such liquidating distribution. After payment of the full amount of such liquidating distribution, the holders of Series I Preferred Stock shall not be entitled to any further participation in any distribution of our assets.

In any such distribution, if our assets or the proceeds thereof are not sufficient to pay in full the liquidation preference to all holders of Series I Preferred Stock and all holders of liquidation parity stock, the amounts paid to the holders of Series I Preferred Stock and to the holders of all liquidation parity stock shall be paid pro rata in accordance with the respective aggregate liquidation preferences of the Series I Preferred Stock and all other series of liquidation parity stock.

If the liquidation preference has been paid in full to all holders of Series I Preferred Stock and all corresponding amounts have been paid in full on all liquidation parity stock, if any, the holders of our common stock or any other class or series of shares ranking junior to the Series I Preferred Stock with respect to distributions upon our liquidation, dissolution or winding-up shall be entitled to receive all our remaining assets or the proceeds thereof according to their respective rights and preferences.

Our merger or consolidation with any other entity, including a merger or consolidation in which the holders of Series I Preferred Stock receive cash, securities or property for their shares, or the sale, lease or exchange of all or substantially all of our assets (for cash, securities or other property), shall not constitute a liquidation, dissolution or winding-up of our business or affairs.

As used in this “Description of Series I Preferred Stock”:

•	“liquidation parity stock” means the Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock (in each case, as defined under our Articles of Incorporation) and any other class or series of our capital stock now or hereafter authorized, issued or outstanding that, by its terms, expressly provides that it ranks pari passu with the Series I Preferred Stock as to the payment of distributions upon our liquidation, dissolution or winding-up; and

•	“liquidation preference” means, with respect to any class or series of our capital stock, the amount otherwise payable upon such class or series of capital stock in connection with any distribution upon our liquidation, dissolution or winding-up (assuming no limitation on our assets available for such distribution), including an amount equal to any declared but unpaid dividends (and in the case of any holder of capital stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable).

Voting Rights

General

Except as provided below or as expressly required by law, the holders of shares of Series I Preferred Stock will have no voting power, and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of our capital stock, and will not be entitled to participate in meetings of holders of our common stock or to call a meeting of the holders of any one or more series or classes of our capital stock for any purpose. Each holder of Series I Preferred Stock will have one vote per share (except as otherwise indicated below) on any matter on which holders of Series I Preferred Stock will be entitled to vote, including when acting by written consent.

All voting rights conferred on the Series I Preferred Stock shall not apply if, at or prior to the time when the act with respect to which such vote or consent would otherwise be required shall be effected, all outstanding shares of Series I Preferred Stock have been redeemed or called for redemption upon proper notice, and sufficient funds for the redemption have been set aside.

Right to Elect Two Directors upon Non-payment

If and when dividends on the Series I Preferred Stock have not been declared and paid in an aggregate amount in full for at least six quarterly dividend periods (whether or not consecutive) (a “non-payment event”), the authorized number of directors then constituting our board of directors will automatically be increased by two. Holders of the Series I Preferred Stock, together with the holders of any outstanding shares of voting preferred stock, voting together as a single class, will be entitled to elect the two additional members of our board of directors (the “preferred stock directors”), at any annual or special meeting of shareholders at which directors are to be elected or any special meeting of the holders of the Series I Preferred Stock and any voting parity stock for which dividends have not been paid, called as provided below; provided that it shall be a qualification for election for any such preferred stock director that the election of such director will not cause us to violate the corporate governance requirements of the New York Stock Exchange (or any other exchange or other trading facility on which our securities may then be listed or traded) that listed or traded companies must have a majority of independent directors; and provided further, that our board of directors shall, at no time, include more than two such preferred stock directors, including all directors that the holders of any series of voting parity stock are entitled to elect pursuant to their voting rights.

At any time after this voting power has vested as described above, our Corporate Secretary may, and upon the written request of holders of record of at least 20% of the aggregate number of outstanding shares of Series I Preferred Stock and each other series of voting preferred stock which then have the right to exercise voting rights similar to those described above (addressed to our Corporate Secretary) must, call a special meeting of the holders of the Series I Preferred Stock and voting parity stock for the election of the preferred stock directors. Such request for a special meeting will be given in a similar manner to that provided in our Bylaws for a special meeting of the shareholders, or as required by law. If our Corporate Secretary is required to call a meeting but does not do so within 20 days after receipt of any such request, then any holder of Series I Preferred Stock may (at our expense) call such meeting, upon notice as provided in this section, and for that purpose only such holder of Series I Preferred Stock will have access to our list of shareholders. The preferred stock directors elected at any such special meeting will hold office until the next annual meeting of our shareholders unless they have been previously terminated as described below. In case any vacancy occurs among the preferred stock directors, a successor will be elected by our board of directors to serve until the next annual meeting of the shareholders upon the nomination of the then-remaining preferred stock directors or, if none remains in office, by the vote of the holders of record of a majority of the outstanding shares of the Series I Preferred Stock and all voting parity stock for which dividends have not been paid, voting as a single class. Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series I Preferred Stock and all voting parity stock, when they have the voting rights described above (voting together as a single class). The preferred stock directors shall each be entitled to one vote per director on any matter.

When dividends have been paid in full on the Series I Preferred Stock for four consecutive dividend periods after a non-payment event, then the right of the holders of Series I Preferred Stock to elect the preferred stock directors will cease (but subject always to the same provisions for the vesting of such voting rights in the case of any future non-payment event), and, if and when any rights of holders of Series I Preferred Stock and voting preferred stock to elect the preferred stock directors shall have ceased, the terms of office of all preferred stock directors shall forthwith terminate and the number of directors constituting our board of directors shall automatically be reduced accordingly.

As used in the “Description of Series I Preferred Stock”:

•	“voting parity stock” means any and all series of dividend parity stock having voting rights to elect directors upon a non-payment event; and

•	“voting preferred stock” means, with regard to any matter as to which the holders of Series I Preferred Stock are entitled to vote, any and all series of dividend parity stock having voting rights to elect directors upon a non-payment event.

Under regulations adopted by the Federal Reserve, if the holders of any series of preferred stock are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities and a company holding 25% or more of the series, or a lesser percentage if it otherwise is deemed by the Federal Reserve to exercise a “controlling influence” over us, will be subject to regulation as a bank holding company under the BHC Act. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain 5% or more of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series of voting securities.

Other Voting Rights

So long as any shares of Series I Preferred Stock remain outstanding, in addition to any other vote or consent of shareholders required by law or our Articles of Incorporation, the affirmative vote or consent of the holders of at least two-thirds of all of the shares of Series I Preferred Stock at the time outstanding and entitled to vote thereon, voting separately as a single class, shall be required to:

•	authorize or increase the authorized amount of, or issue shares of, any class or series of our capital stock ranking senior to the Series I Preferred Stock with respect to payment of dividends or as to distributions upon our liquidation, dissolution or winding-up, or issue any obligation or security convertible into or evidencing the right to purchase any such class or series of our capital stock; or

•	amend the provisions of our Articles of Incorporation or our Bylaws so as to materially and adversely affect the special powers, preferences, privileges or rights of the Series I Preferred Stock, taken as a whole.

When determining the application of the supermajority voting rights described above, the authorization, creation and issuance of, or an increase in the authorized or issued amount of, junior stock or any series of preferred stock that ranks pari passu with the Series I Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon our liquidation, dissolution or winding-up, or any securities convertible into or exchangeable or exercisable for junior stock or any series of preferred stock that ranks pari passu with the Series I Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon our liquidation, dissolution or winding-up, shall not be deemed to adversely affect the powers, preferences, privileges or rights of, and shall not require the affirmative vote or consent of, the holders of any outstanding shares of Series I Preferred Stock.

Changes for Clarification

We may, without the vote or consent of the holders of Series I Preferred Stock, amend, alter, supplement, or repeal any terms of the Series I Preferred Stock, so long as such action does not adversely affect the rights, preferences, privileges, and voting powers, and limitations and restrictions thereof, in order to (i) cure any ambiguity, or to cure, correct, or supplement any provision contained in our Articles of Incorporation that may be defective or inconsistent or (ii) make any provision with respect to matters or questions arising with respect to the Series I Preferred Stock that is not inconsistent with the provisions of our Articles of Incorporation.

Depositary, Transfer Agent and Registrar

Broadridge Financial Solutions, Inc. will be the depositary, transfer agent and registrar for the Series I Preferred Stock. We may, in our sole discretion, remove the depositary in accordance with the agreement between us and the depositary (the “Series I Deposit Agreement”); provided that we appoint a successor depositary who accepts such appointment prior to the effectiveness of its removal.

Description of Series I Depositary Shares

The following is a brief description of the material terms of the Series I Depositary Shares. The following summary does not purport to be complete in all respects, and is qualified in its entirety by reference to the pertinent sections of the Series I Deposit Agreement (as defined below), the form of depositary receipts evidencing the Series I Depositary Shares, our Articles of Incorporation, our Bylaws and applicable law, because they, and not this summary, define the rights of holders of our Series I Depositary Shares.

Dividends and Other Distributions

Each dividend payable on a Series I Depositary Share will be in an amount equal to 1/40th of the dividend declared and payable on the related share of the Series I Preferred Stock.

The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series I Preferred Stock to the record holders of Series I Depositary Shares relating to the underlying Series I Preferred Stock in proportion to the number of Series I Depositary Shares held by the holders. If we make a distribution other than in cash, the depositary will distribute any such amounts of the securities or property received by it to the record holders of Series I Depositary Shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the Series I Depositary Shares.

Record dates for the payment of dividends and other matters relating to the Series I Depositary Shares will be the same as the corresponding record dates for the Series I Preferred Stock.

The amounts distributed to holders of Series I Depositary Shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange or withdrawal of any Series I Depositary Shares or the shares of the Series I Preferred Stock until such taxes or other governmental charges are paid.

Redemption of Series I Depositary Shares

If we redeem the Series I Preferred Stock represented by the Series I Depositary Shares, the Series I Depositary Shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series I Preferred Stock held by the depositary. The redemption price per Series I Depositary Share is expected to be equal to 1/40th of the redemption price per share payable with respect to the Series I Preferred Stock (or $25 per Series I Depositary Share), plus the per share amount of any accrued and unpaid dividends on the Series I Preferred Stock prior to the Redemption Date.

Whenever we redeem shares of Series I Preferred Stock held by the depositary, the depositary will redeem, as of the same Redemption Date, the number of Series I Depositary Shares representing shares of Series I Preferred Stock so redeemed. If fewer than all of the outstanding Series I Depositary Shares are redeemed, the depositary will select the Series I Depositary Shares to be redeemed pro rata, by lot or by any other fair and equitable manner as we may decide. The depositary will mail notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the Series I Preferred Stock and the related Series I Depositary Shares.

Voting the Series I Preferred Stock

Because each Series I Depositary Share will represent a 1/40th interest in a share of the Series I Preferred Stock, holders of depositary receipts will be entitled to 1/40th of a vote per Series I Depositary Share under those limited circumstances in which holders of the Series I Preferred Stock will be entitled to vote.

When the depositary receives notice of any meeting at which the holders of the Series I Preferred Stock will be entitled to vote, if requested in writing and provided with all necessary information and documents, as soon as practicable thereafter, the depositary will mail or transmit by such other method approved by the depositary, in its reasonable discretion, the information contained in the notice to the record holders of the Series I Depositary Shares relating to the Series I Preferred Stock. Each record holder of the Series I Depositary Shares on the record date, which will be the same date as the record date for the Series I Preferred Stock, may instruct the depositary to vote the amount of the Series I Preferred Stock represented by the holder’s Series I Depositary Shares. To the extent possible, the depositary will vote the amount of the Series I Preferred Stock represented by Series I Depositary Shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any Series I Depositary Shares representing the Series I Preferred Stock, it will not vote the amount of the Series I Preferred Stock represented by such Series I Depositary Shares.

Preemptive and Conversion Rights

The holders of the Series I Depositary Shares will not have any preemptive or conversion rights.

Depositary, Transfer Agent and Registrar

Broadridge Financial Solutions, Inc. will be the depositary, transfer agent and registrar for the Series I Depositary Shares.

Form of Series I Preferred Stock and Series I Depositary Shares

The Series I Depositary Shares will be issued in book-entry form through DTC. The Series I Preferred Stock will be issued in registered form to the depositary.

Listing of Series I Depositary Shares

The Series I Depositary Shares are expected to be listed on the New York Stock Exchange under the symbol: “SNUS PF I.”

The Series I Deposit Agreement

Amendment and Termination of the Series I Deposit Agreement

We and the depositary may generally amend the form of depositary receipt evidencing the Series I Depositary Shares and any provision of the Series I Deposit Agreement at any time without the consent of the holders of Series I Depositary Shares. However, any amendment (other than any change in the fees of any depositary, depositary’s agent, transfer agent or registrar, as the case may be) that materially and adversely alters the rights of the holders will not be effective unless such amendment has been approved by holders of Series I Depositary Shares representing at least two-thirds of the Series I Depositary Shares then outstanding.

The Series I Deposit Agreement may be terminated by us or the depositary only if:

•	all outstanding Series I Depositary Shares have been redeemed;

•	there has been made a final distribution in respect of the Series I Preferred Stock in connection with our liquidation, dissolution or winding-up, and such distribution has been distributed to the holders of the Series I Depositary Shares; or

•	there has been consent of holders of Series I Depositary Shares representing in the aggregate not less than two-thirds of the Series I Depositary Shares outstanding.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time by providing notice. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. The successor depositary must, generally, be appointed within 60 days after delivery of the notice of resignation or removal and be a person with a principal office in the United States and having a combined capital and surplus (along with its affiliates) of at least $50 million. If a successor is not appointed within 60 days, the outgoing depositary may petition a court to do so.

Miscellaneous

The depositary will not be liable for any delays or failures in performance of its obligations under the Series I Deposit Agreement resulting from acts beyond its reasonable control. The depositary will not be obligated to appear in, prosecute or defend any legal proceeding relating to any Series I Depositary Share or Series I Preferred Stock unless reasonably satisfactory indemnity is furnished.

Item 2. Exhibits.

Exhibit No.	Description
4.1	Amended and Restated Articles of Incorporation of Santander Holdings USA, Inc. (Incorporated by reference to Exhibit 3.1 to Santander Holdings USA, Inc.’s Current Report on Form 8-K filed on December 21, 2022).
4.2	Articles of Amendment to the Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 of Santander Holdings USA, Inc.’s Current Report on Form 8-K filed on June 15, 2023).
4.3	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Santander Holdings USA, Inc.’s S-3ASR filed on December 15, 2023).
4.4	Articles of Amendment to the Amended and Restated Articles of Incorporation dated August 10, 2026.
4.5	Bylaws of Santander Holdings USA, Inc. (incorporated by reference to Exhibit 3.4 of Santander Holdings USA, Inc.’s Quarterly Report on Form 10-Q filed on July 30, 2025).
4.6	Deposit Agreement, dated as of December 12, 2017, by and among Webster Financial Corporation, Computershare Shareowner Services LLC, as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by refence to Exhibit 4.4 of Webster Financial Corporation’s Annual Report on Form 10-K filed on February 27, 2026).
4.7	First Amendment to the Deposit Agreement, dated as of July 16, 2026, by and among Santander Holdings USA, Inc., Webster Financial Corporation, Webster Virginia Corporation and Broadridge Issuer Solutions, Inc.
4.8	Form of Global Receipt for the Series H Depositary Shares (included as Exhibit A of Exhibit 4.7).
4.9	Deposit Agreement, dated as of March 19, 2013, by and among Astoria Financial Corporation, Computershare Shareowner Services, LLC, as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by refence to Exhibit 4.5.1 of Webster Financial Corporation’s Annual Report on Form 10-K filed on February 27, 2026).
4.10	First Amendment to the Deposit Agreement, dated as of October 2, 2017, by and among Sterling Bancorp (as successor in interest to Astoria Financial Corporation) and Computershare Inc. (as successor in interest to Computershare Shareowner Services, LLC) (incorporated by refence to Exhibit 4.5.2 of Webster Financial Corporation’s Annual Report on Form 10-K filed on February 27, 2026).
4.11	Second Amendment to Deposit Agreement, dated as of January 31, 2022, by and among Webster Financial Corporation, Sterling Bancorp, Computershare Inc. and Broadridge Corporate Issuer Solutions, Inc. (incorporated by refence to Exhibit 4.5.3 of Webster Financial Corporation’s annual report on Form 10-K filed on February 27, 2026).
4.12	Third Amendment to Deposit Agreement, dated as of July 16, 2026, by and among Santander Holdings USA, Inc., Webster Financial Corporation, Webster Virginia Corporation and Broadridge Issuer Solutions, Inc.
4.13	Form of Global Receipt for the Series I Depositary Shares (included as Exhibit A of Exhibit 4.12).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 19, 2026

Santander Holdings USA, Inc.

By:	/s/ Gerard A. Chamberlain
	Name:	Gerard A. Chamberlain
	Title:	Executive Vice President and Senior Deputy General Counsel